

07000927

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17109

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robinson & Robinson, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1337 Hamilton St.
(No. and Street)

Allentown (City) PA (State) 18102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leona D. Robinson (610) 435-3518
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kline & O'Hay, LLC
(Name – *if individual, state last, first, middle name*)

5230 William Penn Highway (Address) Easton (City) PA (State) 18045 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 20 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leona D. Robinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robinson and Robinson, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Regina M. Harris, Notary Public
City Of Allentown, Lehigh County
My Commission Expires May 26, 2007
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kline and O'Hay, LLC
Certified Public Accountants
5230 WILLIAM PENN HIGHWAY
EASTON, PENNSYLVANIA 18045

Richard W. O'Hay, CPA
Randall T. Kline, CPA

Telephone (610) 250-9303
Fax (610) 250-9343

Member of
American Institute of
Certified Public Accountants
Pennsylvania Institute Of
Certified Public Accountants

To the Board of Directors
Robinson & Robinson, Inc.
Allentown, Pennsylvania

We have examined the financial statements of Robinson & Robinson, Inc., for the year ended December, 31, 2006, and have issued our report thereon dated February 9, 2007. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal accounting control procedures, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Robinson & Robinson, Inc., taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Kline and O'Hay, LLC

Kline and O'Hay, LLC
February 9, 2007

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of 12/31/2006 [99]
SEC FILE NO. 9-03199 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

		Allowable	Non-Allowable	Total
1. Cash		$ 28,388 [200]		$ 28,388 [750]
2. Receivables from brokers or dealers:				
A. Clearance account		12,233 [295]		
B. Other		24,369 [300]	$ 48,370 [550]	84,972 [810]
3. Receivables from non-customers		0 [355]	24,661 [600]	24,661 [830]
4. Securities and spot commodities owned, at market value:				
A. Exempted securities		[418]		
B. Debt securities		[419]		
C. Options		[420]		
D. Other securities		47,387 [424]		
E. Spot commodities		[430]		47,387 [850]
5. Securities and/or other investments not readily marketable:				
A. At cost $	[130]			
B. At estimated fair value		[440]	0 [610]	0 [860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[460]	[630]	0 [880]
A. Exempted securities $	[150]			
B. Other securities $	[160]			
7. Secured demand notes:		[470]	[640]	0 [890]
market value of collateral:				
A. Exempted securities $	[170]			
B. Other securities $	[180]			
8. Memberships in exchanges:				
A. Owned, at market $	[190]			
B. Owned, at cost			[650]	
C. Contributed for use of the company, at market value			[660]	0 [900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	[670]	0 [910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[490]	16,261 [680]	16,261 [920]
11. Other assets		0 [535]	3,223 [735]	3,223 [930]
12. TOTAL ASSETS		$ 112,377 [540]	$ 92,515 [740]	$ 204,892 [940]

as of 12/31/2006

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable		$ [1045]	$ [1255]	$ 0 [1470]
14. Payable to brokers or dealers:				
A. Clearance account		[1114]	[1315]	0 [1560]
B. Other		0 [1115]	[1305]	0 [1540]
15. Payable to non-customers		15,189 [1155]	[1355]	15,189 [1610]
16. Securities sold not yet purchased, at market value			[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other		3,294 [1205]	[1385]	3,294 [1685]
18. Notes and mortgages payable:				
A. Unsecured		[1210]		0 [1690]
B. Secured		[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:				
1. from outsiders $	[970]		[1400]	0 [1710]
2. Includes equity subordination (15c3-1 (d)) of $	[980]			
B. Securities borrowings, at market value: from outsiders	[990]		[1410]	0 [1720]
C. Pursuant to secured demand note collateral agreements:				
1. from outsiders $	[1000]		[1420]	0 [1730]
2. Includes equity subordination (15c3-1 (d)) of $	[1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	0 [1750]
20. TOTAL LIABILITIES		$ 18,483 [1230]	$ 0 [1450]	$ 18,483 [1760]

Ownership Equity		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners	$ [1020])	[1780]
23. Corporation		
A. Preferred stock		[1791]
B. Common stock		2,200 [1792]
C. Additional paid-in capital		178,374 [1793]
D. Retained earnings		5,835 [1794]
E. Total		186,409 [1795]
F. Less capital stock in treasury		0 [1796]
24. TOTAL OWNERSHIP EQUITY		$ 186,409 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 204,892 [1810]

END